Exhibit 99(c)

NUGEN ENERGY, LLC

FINANCIAL STATEMENTS

Years Ended July 31, 2011 and 2010

CHRISTIANSON & ASSOCIATES, PLLP
Certified Public Accountants and Consultants
Willmar, Minnesota

INDEPENDENT AUDITOR’S REPORT

To the Board of Managers
NuGen Energy, LLC
Marion, South Dakota

We have audited the accompanying balance sheets of NuGen Energy, LLC (a South Dakota limited liability company) as of July 31, 2011 and 2010 and the related statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NuGen Energy, LLC as of July 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTIANSON & ASSOCIATES, PLLP
Certified Public Accountants and Consultants

November 14, 2011

NUGEN ENERGY, LLC
BALANCE SHEETS
July 31, 2011 and 2010

	2011	2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,649,065	$8,146,677
Accounts receivables
Trade	16,312,996	5,529,020
Related party	3,206	88,296
Inventories	12,810,919	7,019,491
Prepaid expenses	376,066	452,472
Restricted cash	1,311,926	140,668
Margin deposits	143,017	736,663

TOTAL CURRENT ASSETS	36,607,195	22,113,287

PROPERTY AND EQUIPMENT
Land and improvements	4,836,023	4,836,023
Building	366,595	366,595
Equipment	85,315,125	85,160,789
Construction in progress	62,395	—

	90,580,138	90,363,407
Accumulated depreciation	(9,035,178)	(4,500,823)

	81,544,960	85,862,584

OTHER ASSETS
Deposits	3,219,131	2,422,763
Investment in cooperative	226,075	—
Restricted cash	—	650,000
Financing costs, net of amortization	483,149	663,502

	3,928,355	3,736,265

TOTAL ASSETS	$122,080,510	$111,712,136

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable
Trade	$3,575,545	$2,149,396
Related party	465,564	244,862
Accrued liabilities	723,019	816,064
Accrued loss on firm purchase commitments	—	382,269
Current maturities of long-term debt	15,297,488	—

TOTAL CURRENT LIABILITIES	20,061,616	3,592,591

LONG-TERM DEBT, less current maturities	67,750,000	93,240,753

MEMBERS’ EQUITY	34,268,894	14,878,792

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$122,080,510	$111,712,136

See notes to financial statements.

NUGEN ENERGY, LLC
STATEMENTS OF OPERATIONS
Years Ended July 31, 2011 and 2010

	2011	2010

SALES	$336,594,270	$234,137,190

COST OF GOODS SOLD
Direct and indirect costs	305,506,026	215,129,020
Loss on firm purchase commitments	—	382,269

	305,506,026	215,511,289

GROSS PROFIT	31,088,244	18,625,901

GENERAL AND ADMINISTRATIVE	4,817,831	5,263,765

INCOME FROM OPERATIONS	26,270,413	13,362,136

OTHER INCOME (EXPENSE)
Patronage income	1,037,736	—
Interest and other income	8,954	14,770
Interest expense	(2,982,734)	(3,295,007)

	(1,936,044)	(3,280,237)

NET INCOME	$24,334,369	$10,081,899

See notes to financial statements.

NUGEN ENERGY, LLC
STATEMENTS OF MEMBERS’ EQUITY
Years Ended July 31, 2011 and 2010

Balance - July 31, 2009	$675,508

Distributions	(5,140,644)

Class B units issued under intrastate offering	2,262,029

Capital contributions	7,000,000

Net income	10,081,899

Balance - July 31, 2010	14,878,792

Distributions	(5,340,607)

Class B units issued under intrastate offering	396,340

Net income	24,334,369

Balance - July 31, 2011	$34,268,894

See notes to financial statements.

NUGEN ENERGY, LLC
STATEMENTS OF CASH FLOWS
Years Ended July 31, 2011 and 2010

	2011	2010

OPERATING ACTIVITIES
Net income	$24,334,369	$10,081,899
Charges to net income not affecting cash
Depreciation	4,534,355	4,500,823
Amortization	180,353	145,561
Loss on derivatives	2,507,646	71,337
Units issued in exchange for inventory	396,340	2,262,029
Adjustments for firm purchase commitments	(382,269)	382,269
Investment earnings	(226,075)	—
(Increase) decrease in:
Accounts receivable	(10,698,886)	(1,368,028)
Inventories	(5,791,428)	(1,205,386)
Prepaid expenses	76,406	402,620
Margin deposits	(1,914,000)	(808,000)
Increase in:
Accounts payable	1,644,409	20,567
Accrued liabilities	30,558	1,333,140

NET CASH PROVIDED BY OPERATING ACTIVITIES	14,691,778	15,818,831

INVESTING ACTIVITIES
Purchase of property and equipment	(214,289)	(582,297)
Payments for deposits	(796,368)	(1,230,263)
Increase in restricted cash	(521,258)	(790,668)

NET CASH USED IN INVESTING ACTIVITIES	(1,531,915)	(2,603,228)

FINANCING ACTIVITIES
Distributions	(5,340,607)	(5,140,644)
Contributed capital	—	7,000,000
Principal payments on term loan	(7,389,807)	(5,937,252)
Net principal payments on revolving line of credit	(2,803,458)	(2,696,542)
Payments for financing costs	(123,603)	(123,603)

NET CASH USED IN FINANCING ACTIVITIES	(15,657,475)	(6,898,041)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,497,612)	6,317,562

CASH AND CASH EQUIVALENTS - beginning of the year	8,146,677	1,829,115

CASH AND CASH EQUIVALENTS - end of the year	$5,649,065	$8,146,677

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$2,982,734	$3,295,007

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Additional liability assumed from asset acquisition	$—	$181,270

Construction in progress in accounts payable	$2,442	$—

See notes to financial statements.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – NuGen Energy, LLC (the company), a South Dakota limited liability company, was formed on February 13, 2009 to acquire and operate an ethanol plant located in Marion, South Dakota with a current certified annual production nameplate capacity of 122 million gallons of undenatured ethanol. The company produces ethanol and distillers grains for commercial sales throughout the United States.

FISCAL REPORTING PERIOD - The company has adopted a fiscal year ending of July 31 for financial reporting.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - The company generally sells ethanol and related products pursuant to marketing agreements. Revenues are recognized when the customer has taken title and has assumed the risks of ownership, prices are fixed or determinable and collection is reasonably assured. The company’s products are generally shipped FOB shipping point.

In accordance with the company’s ethanol marketing agreement, a price per gallon is deducted for marketing, storage and transportation costs and is recorded in cost of goods sold.

CONCENTRATIONS OF CREDIT RISK -The company extends credit to its customers in the ordinary course of business. The company performs periodic credit evaluations of its customers and generally does not require collateral. Substantially all sales of the company are to one customer. The company’s operations may vary with the volatility of the commodity and ethanol markets.

CASH AND CASH EQUIVALENTS - The company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The company’s cash balances are maintained in bank depositories and periodically exceed federally insured limits.

TRADE RECEIVABLES - The company has engaged the services of national marketers to sell substantially all of its ethanol and distillers grain production. The marketers handle nearly all sales functions including billing, logistics, and sales pricing. Once product is shipped, the marketers assume the risk of payment from the consumer and handle all delinquent payment issues.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

TRADE RECEIVABLES (continued) - Trade receivables are recorded at their estimated net realizable value. Accounts are considered past due if payment is not made on a timely basis in accordance with the company’s credit terms. Accounts considered uncollectible are written off in the period they are determined to be uncollectible. As of July 31, 2011 and 2010, the company believes that all amounts are collectible and an allowance for bad debts was not considered necessary.

INVENTORIES - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consist of raw materials, work in process, finished goods and spare parts.

RESTRICTED CASH - The company is required by its lending institution to deposit funds in an escrow account with the proceeds to be used for the replacement of machinery and equipment and for the payment of real estate taxes.

DEPOSITS - The company is required to deposit funds with its various vendors and suppliers including the company’s corn procurement agent, a related party through common ownership, for grain purchased on the company’s behalf, the company’s natural gas provider based on expected usage, the company’s electricity provider and an equipment supply company who provides lab equipment. The company also has bonds required by various bureaus for the production of ethanol that are classified as deposits. Deposits have no set recovery date and are recorded at the scheduled recoverable value.

INVESTMENT IN COOPERATIVE - The company’s investment in its national ethanol marketing cooperative is recorded at fair value.

DERIVATIVE INSTRUMENTS - The company enters into futures contracts to reduce the risk caused by market fluctuations of corn prices. The fair value of these contracts is based on quoted prices in active exchange-traded markets. The fair value of the derivatives is subject to change due to the changing market conditions. Although the company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes and derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in current period earnings. The company has categorized the cash flows related to the hedging activities in the same category as the item being hedged.

The company’s forward contracts are deemed “normal purchases and normal sales” under Accounting Standards Codification 815 – Derivatives and Hedging, and therefore, are not marked to market in the company’s financial statements.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE INSTRUMENTS (continued) - At July 31, 2011, the company had commitments to purchase a total of 4,903,121 bushels of corn under fixed and variable priced forward contracts. The company also had commitments to sell a total of 2,745,600 gallons of ethanol and a total of 1,938 tons of distillers grains under fixed and variable priced forward contracts.

The following tables provide details regarding the company’s derivative financial instruments at July 31, 2011 and 2010, respectively, none of which are designated as hedging instruments:

	Statement of Operations location	Loss recognized for the year ended July 31, 2011

Commodity contracts	Cost of goods sold	$ 2,507,646

	Statement of Operations location	Loss recognized for the year ended July 31, 2010

Commodity contracts	Cost of goods sold	$ 71,337

At July 31, 2011, the company had no open positions as derivative financial instruments but retained funds with the broker which are included in current assets on the balance sheet identified as margin deposits.

PROPERTY AND EQUIPMENT - Property and equipment are stated at the lower of cost or fair value. Significant additions and betterments are capitalized and depreciated over their useful lives with expenditures for maintenance and repairs being charged to operations as incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Land improvements	20-40 years
Building structure	20-40 years
Grain equipment	5–20 years
Process equipment	5–20 years
Other equipment	5–15 years

Construction in progress includes expenditures directly related to a conveyor project. These expenditures will be depreciated using the straight-line method over the estimated useful life once the asset is placed into service.

Depreciation expense for the years ended July 31, 2011 and 2010 is $4,534,355 and $4,500,823, respectively.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT (continued) - The company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable within the ordinary course of business. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. No loss has been recorded during the years ended July 31, 2011 and 2010.

FINANCING COSTS - Financing costs include expenditures directly related to securing debt financing. These costs are amortized over the 7 year life of the related loans using the effective-interest method. Amortization related to financing costs is $180,353 and $145,561 for the years ended July 31, 2011 and 2010, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market.

The fair value hierarchy prescribed by this guidance contains three levels of inputs, both observable and unobservable, and requires the utilization of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Along with those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in its balance sheet, the company has elected to record its patronage investment in a cooperative at fair value. The carrying amount of cash and cash equivalents, margin deposits, trade receivables, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments. Management believes the fair value of its long-term debt would be difficult to estimate due to the nature of the obligations and the inability to access a similar obligation to base an estimate of fair value. The estimated fair value amounts have been determined by the company using appropriate valuation methodologies.

INCOME TAXES - The company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, it’s income or losses are included in the income tax returns of the members and partners. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES (continued) - The company has adopted guidance relating to the recognition of income tax benefits. Primarily due to the company’s tax status as a partnership, the adoption of this guidance had no material impact on the company’s financial condition or results of operations. As of July 31, 2011, the company tax years of 2009 and 2010 are subject to examination by major tax jurisdictions.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior year financial statement presentation to conform to the current year’s format. These reclassifications had no effect on the total assets or net income as previously reported.

NOTE B: FAIR VALUE MEASUREMENTS

The following table provides information on those assets measured at fair value on a recurring basis:

	Fair Value at July 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Investment in cooperative	$226,075	$—	$—	$226,075

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Investment in cooperative

Beginning balance	$—
Total gains and losses
Included in earnings	—
Included in other comprehensive income	—
Issuances of allocated equity	226,075
Transfers in and/or out of Level 3	—

Ending balance	$226,075

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE B: FAIR VALUE MEASUREMENTS (continued)

The company determined the fair value of the investment by using a discounted cash flow analysis on the expected cash flows. Inputs used in the analysis include the face value of the allocated equity of $1,396,834, a 20-year term for repayment based upon a historical trend, and a risk adjusted discount rate of 15% based on the expected compensation participants would demand because of the uncertainty of the future cash flows. The inherent risk and uncertainty associated with unobservable inputs could have a significant effect on the actual fair value of the investment.

The company did not have any assets or liabilities measured at fair value on a recurring basis as of July 31, 2010.

NOTE C: MEMBERS’ EQUITY

The company was formed on February 13, 2009 to have a perpetual life. The company’s ownership is divided into three or more classes, with the initial unit classes being Class A, Class B and Class C. The profits, losses and distributions of the company will be allocated to each class of units based on class percentage ownership, then among the unit holders of a class in proportion to the total units held. Transfer of the units is restricted pursuant to the operating agreement and to the applicable tax and securities laws and requires approval of the board of managers. Members holding Class A units are entitled to one vote for each unit held on matters requiring a membership vote including election of the managers to the board of managers. Class B and C units have no voting rights. The rights and privileges associated with the Class C units cannot be amended without the consent of the holders of a majority of the Class C units and/or warrants to acquire a majority of the Class C units.

The company was initially capitalized by a member who received 100,000 Class A units upon formation of the company. Subsequently, the company’s member contributed a total of $2,194,945 as capital contributions.

The company also prepared a prospectus for an intrastate offering. The offering was for an aggregate maximum of 4,344,274 Class B Units. The units were only offered and sold to residents of the State of South Dakota who were corn producers that had corn delivery contracts with the previous owner of the plant. The value of the units are equal to a portion of the difference between the price of corn under corn delivery contracts that were cancelled in connection with the bankruptcy proceedings of a previous owner and the futures price of corn for the related delivery month. Corn producers with cancelled contracts, related to the bankruptcy proceedings of a previous owner had the opportunity to receive 50 percent of the price differential in the form of non-voting Class B Units and 50 percent of the price differential in quarterly cash payments based on an excess cash flow formula set forth in the company’s loan agreements in exchange for executing a master corn delivery and subscription agreement with the company in which the producer agreed to deliver the same number of bushels of corn as the cancelled contracts.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE C: MEMBER’S EQUITY (continued)

The total price differential for all cancelled contracts was $8,688,548, of which up to $4,344,274 paid out of excess cash flow and up to $4,344,274 paid in Class B Units (4,344,274 Class B Units, valued at $1 per unit). Each Class B Unit represents the right to receive 0.00000092 percent of the company’s assets, profits, losses and distributions. The company’s managers, officers, affiliates and future business partners that had corn contracts were able to purchase Class B Units in this offering. No cash proceeds were received from the sale of Class B Units in this offering. The company terminated this offering on November 17, 2009.

In total, 175 of the 214 producers who had cancelled contracts accepted all or partial terms of the prospectus and executed new corn delivery contracts, which provided for total cash payments in the amount of $2,810,401 and Class B Units in the amount of $2,727,604. During the years ended July 31, 2011 and 2010, a total of $1,010,217 and $1,730,948 of excess cash flows was paid and Class B Units valued at $396,340 and $2,262,029 have been issued in connection with these corn contracts, respectively.

On June 30, 2010, the company issued 100 Class A Units in exchange for $6,805,055. The units are to be held by the subscriber for its own interests and not for sale or freely transferable in connection with any distribution of such interest.

Also on June 30, 2010, the majority owner of the company entered into an agreement to sell 48,949 Class A Units to another party. The agreement included an initial transfer constituting 48.9% of the outstanding Class A units, and an option to purchase additional Class A units from the majority owner up to an amount which would give the member a total of 51% of the total outstanding voting and economic interests of the company. As of July 31, 2011, this option has not been exercised.

As of July 31, 2011, the company had outstanding 100,100 Class A units, 2,658,369 Class B units and no Class C units.

NOTE D: INVENTORIES

Inventories consist of the following as of July 31, 2011 and 2010:

	2011	2010

Ethanol	$2,525,958	$1,397,941
Distiller grains	1,354,172	584,517
Corn	5,394,876	2,392,601
Chemicals	463,932	552,670
Spare parts	927,957	998,164
Work in process	2,144,024	1,093,598

	$12,810,919	$7,019,491

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE E: LONG-TERM DEBT

Long-term debt consists of the following as of July 31, 2011 and 2010:

	2011	2010

Term loan	$74,547,488	$81,937,295
Revolving line of credit	8,500,000	11,303,458

	83,047,488	93,240,753
Current maturities	(15,297,488)	—

	$67,750,000	$93,240,753

On July 23, 2009, the company entered into loan agreements with Dougherty Funding LLC that became effective on July 30, 2009, which include a term loan of $87,874,547 and a $20,000,000 revolving line of credit. These loans are secured by substantially all assets of the company. They contain restrictive covenants and require principal prepayments based on excess cash flows.

The term loan agreement requires monthly payments be made into reserve accounts with the proceeds to be used for replacement of machinery and equipment and payment of real estate taxes. The company paid loan fees of $539,375 at closing and an additional $269,658 over a twenty-four month period.

The term loan contains a variable interest rate at LIBOR plus 3% (3.2458% at July 31, 2011) and requires interest-only monthly payments for twenty-four months. Thereafter, payments will be based on monthly amortized payments of principal and interest sufficient to amortize the remaining unpaid principal balance over a period of fifteen years with the entire unpaid principal and interest due on August 1, 2015.

The maximum funding available under the revolving line of credit was permanently reduced to $16,000,000 in June 2010 upon the receipt of additional member contributions, per the lending agreement. Availability on the revolving line of credit is also limited to the amount calculated in the borrowing base report and expires August 1, 2015. The loan agreement provides a variable interest rate at LIBOR plus 3% (3.2458% at July 31, 2011). There is an unused line fee on the daily unused portion of the commitment at a rate of 0.25% per quarter.

Subsequent to year-end, the company refinanced the term loan and revolving line of credit. Included in current maturities are principal payments of $2,750,000 due within twelve months of the reporting period as determined by the new debt terms. Also included in current maturities is $4,631,961 which represents payments made against the existing debt subsequent to year-end but before the refinancing date, and $7,915,527 that the company was required to pay on the existing debt as part of the refinancing agreement. See Note I for further details.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE E: LONG-TERM DEBT (continued)

Long-term debt maturities are as follows:

Years ending July 31,

2012	$15,297,488
2013	14,000,000
2014	5,500,000
2015	5,500,000
2016	5,500,000
Thereafter	37,250,000

$83,047,488

NOTE F: RELATED PARTY TRANSACTIONS

Grain agency agreement

In June 2009, the company entered into a grain agency agreement with FREMAR, LLC, a party related through common ownership, to act as the company’s agent to procure all corn required for ethanol production through the agency agreement. All purchases must be approved by the company prior to a contract being entered into. The agreement’s initial term is for four years and will be automatically renewed for two successive four-year terms unless either party gives written notice within six months of the current term expiration to the other party of its election not to renew. The agreement may also be terminated by either party upon sixty days’ written notice.

The agreement requires the company to pay FREMAR, LLC a fee per bushel of corn purchases for the initial four year term. The fee may be adjusted at the renewal of the agreement. The company is also required to maintain a security deposit of $500,000 with FREMAR, LLC for corn purchases, which is included in deposits on the accompanying balance sheet. The company has purchased $19,295,435 and $34,606,206 of corn, which $316,857 and $224,401 are included in related party payables, and incurred $622,182 and $673,392 in marketing fees related to this agreement, for the years ended July 31, 2011 and 2010, respectively.

Management agreement

In June 2009, the company entered into a management agreement with Central Farmers Cooperative, a member of the company, to receive consulting and management services with respect to the operation of the ethanol production facility. The company pays monthly installments for the services provided for the full term of the agreement. The company is required to reimburse Central Farmers Cooperative for reasonable expenses incurred with prior written notification required for expenditures amounting to more than $10,000.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE F: RELATED PARTY TRANSACTIONS (continued)

The term of the agreement is for five years. The company may extend the agreement for additional periods of five years each. Any party may terminate the agreement for any reason by giving the other party at least ninety days’ prior written notice prior to the expiration of the then current term. The company has incurred $1,248,000 and $1,248,000 in management fees for the years ended July 31, 2011 and 2010, respectively with $104,000 included in related party payables as of July 31, 2011.

Utility Management Agreement

The company assumed a utility management agreement with an entity owned by a member of the company’s board of managers which was initially entered into in October 2006. In August 2009, the company extended this agreement for an additional 42 month term commencing in March 2011. The agreement can be terminated by either party upon 60 days written notice prior to the contract end date and requires the company to pay the greater of a per month fee or a per MMBtu fee of actual usage with a percentage increase in the base fee on an annual basis. The company has incurred $193,290 and $250,632 in utility management fees for the years ended July 31, 2011 and 2010, respectively.

Advisory Service Agreement

The company entered into agreements with an entity owned by a member of the company’s board of managers to advise the company on management and operations. The agreement is on a month-to-month term and the company may terminate at its sole discretion. The company has incurred $197,404 and $310,028 in advisory services for the years ended July 31, 2011 and 2010, respectively.

Other transactions

The company frequently purchases corn from members of its board of managers. The purchases are at market-driven prices and settled at the manager’s discretion. For the years ended July 31, 2011 and 2010, the company has purchased approximately $248,051 and $664,000 from it managers, respectively. The company could purchase corn from other suppliers without any significant effects on operations.

During the year ended July 31, 2010, the company incurred costs related to an equity contribution agreement, which required reimbursement to the company from the related parties involved in the agreement. These costs of $88,296 were recorded as the related party accounts receivable on the accompanying balance sheet. The amount in related party accounts receivable as of July 31, 2011 of $3,206 represents sales of distillers grains to a member of the company.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE G: LEASES

The company leases rail cars under long-term operating lease agreements expiring at various dates through September 2012. The company also leases rail cars on month to month terms. The company is required to pay executory costs such as maintenance and insurance.

Minimum lease payments in future years are as follows:

Years ending July 31,

2012	$955,440
2013	159,940

Total minimum future lease payments	$1,115,380

Total lease expense, including maintenance and insurance costs of $2,154,373 and $1,877,166 was incurred during the years ended July 31, 2011 and 2010, respectively.

NOTE H: COMMITMENTS AND CONTINGENCIES

Substantially all of the company’s facilities are subject to federal, state, and local regulations relating to the discharge of materials into the environment. Compliance with these provisions has not had, nor does management expect to have, any material effect upon operations other than the items noted below. Management believes that the current practices and procedures for the control and disposition of such wastes will comply with the applicable federal and state requirements.

Marketing agreements

The company had an ethanol sales and marketing agreement with an unrelated party which provided for the entire output of ethanol for the facility. The initial term of the agreement expired in July 2011. The agreement required the company to pay the marketer an agreed upon percentage of the net sales price as defined in the agreements with a minimum cost per gallon. The ethanol could have been marketed by other marketers without any significant effect on operations. The company did not extend this agreement upon its expiration in July 2011.

The company also has a distillers grain sales and marketing agreement with this same marketer which provides for the entire distillers grains marketing for the facility. The initial term of the agreement expires in July 2012 and shall be automatically extended for additional one-year terms thereafter, unless either party provides notice of non-renewal 120 days prior to the end of the then-current term. The agreement requires the company to pay the marketer an agreed upon percentage of the net sales price as defined in the agreement with a minimum cost per ton. The distillers grains can be sold through other marketers without any significant effects on operations.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE H: COMMITMENTS AND CONTINGENCIES (continued)

In April 2010, the company entered into a license agreement for the use of a process fouling control and bio-refining improvements invention system. The agreement also included the costs of chemicals and services necessary to control the process. The initial term of the agreement expires in March 2013 unless the licenser provides a 90-day advance written cancellation, or the company provides a 12 month advance written notice of cancellation. The agreement requires the company to pay the license for estimated chemical usage in monthly installments of $29,269. These installments will be reviewed on 6 month intervals beginning in year two of the agreement.

Letter of Credit

An unsecured letter of credit in the amount of $1,086,987 has been issued on the company’s behalf as security for obligations to a vendor. The letter of credit will be available for approximately six years from the reporting date. As of July 31, 2011, there have been no amounts drawn against the letter of credit.

NOTE I: SUBSEQUENT EVENTS

In August 2011, the company executed an ethanol sales and marketing agreement with an unrelated party which provides for approximately fifty percent of the ethanol marketing for the facility. The initial term of the agreement expires in January 2012 and shall be automatically extended for additional three-month terms thereafter, unless either party provides notice of non-renewal 90 days prior to the end of the then-current term. The agreement requires the company to meet volume requirements on a monthly basis. The company will receive a price per gallon of ethanol sold based upon the Chicago OPIS values less a fixed index.

In November 2011, the majority Class A member executed an agreement to sell 100% of its units to an existing Class A member, giving said member 100% of the Class A units and voting rights. The purchasing member also contributed $7,000,000 to the company to reduce long-term debt. Concurrently, the company refinanced their term loan and revolving line of credit. The new loan agreement provides for a term loan of $55,000,000 for the purpose of refinancing the company’s existing indebtedness and a $10,000,000 revolving line of credit. The term loan bears interest of LIBOR plus 3.25%, subject to a 4% floor. Principal and interest payments are due quarterly based on a ten year amortization schedule and the remaining unpaid principal and interest is due on October 31, 2016. The revolving line of credit bears interest of LIBOR plus 3% subject to a 3.75% floor. All amounts owing on the line of credit will be due in full on November 1, 2012. The company has included as current maturities all payments that are due within 12 months of the reporting period as required under the new terms, payments that were made subsequent to year-end but before the refinancing date, and payments made against the existing debt as required by the refinancing agreement.

NUGEN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
July 31, 2011 and 2010

NOTE I: SUBSEQUENT EVENTS (continued)

A reconciliation of the existing long-term debt to the subsequent refinanced long-term debt is as follows:

Term loan as of July 31, 2011	$74,547,488
Payments made subsequent to year-end, as required by existing terms, prior to refinancing	(4,631,961)
Payments made as required by refinancing agreement	(7,915,527)
Payments made as required by refinancing agreement, funds provided by capital contribution from member	(7,000,000)

Refinanced term loan as of November 1, 2011	$55,000,000

The amount of $8,500,000 owed under the line of credit as of July 31, 2011 was fully refinanced under the new line of credit.

In addition, the company amended the terms of the existing agency agreement for corn procurement which eliminated the requirement to maintain a deposit of $500,000 with the agent. The company subsequently received a refund of this deposit. The company will also have the ability to purchase corn from other suppliers if offered at a lesser price.

In preparing these financial statements, the company has evaluated events and transactions for potential recognition or disclosure through November 14, 2011, the date the financial statements were available to be issued.